UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 12, 2021

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39709	98-1560055
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Letterman Drive Building D, Suite M500 San Francisco, CA	94129
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 539-3099

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	DGNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On November 12, 2021, Dragoneer Growth Opportunities Corp. II (“Dragoneer”) issued a press release announcing that its registration statement on Form S-4 (as amended, the “Registration Statement”), relating to the business combination (the “Business Combination”) with Papay Topco, Inc. (“Cvent”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”) and that it intends to commence, on or about November 12, 2021, mailing of its definitive proxy statement/final prospectus/consent solicitation (the “proxy statement/prospectus/consent solicitation”) relating to the extraordinary general meeting (the “Special Meeting”) of Dragoneer’s stockholders to be held on December 7, 2021 in connection with the Business Combination. The proxy statement/prospectus/consent solicitation will be mailed to Dragoneer’s stockholders of record as of the close of business on October 29, 2021 (the “Record Date”). Dragoneer also intends to the mail notice of the Special Meeting on or about November 12, 2021 to stockholders of record as of the Record Date.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the SEC the Registration Statement, which included a proxy statement, prospectus and consent solicitation. Dragoneer will mail the proxy statement/prospectus/consent solicitation and other relevant documents to its shareholders on or about November 12, 2021. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus/consent solicitation or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING, BECAUSE THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION CONTAINS IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The proxy statement/prospectus/consent solicitation will be mailed to shareholders of Dragoneer as of the Record Date. Shareholders may also obtain copies of the proxy statement/prospectus/consent solicitation, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2021, WHICH WAS FILED WITH THE SEC ON AUGUST 16, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also be in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Registration Statement filed by Dragoneer with the SEC on October 19, 2021, those included under the header “Risk Factors” in the prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release, issued on November 12, 2021.

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2021

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	President and Chief Operating Officer

Exhibit 99.1

Dragoneer Growth Opportunities Corp. II and Cvent Announce Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combination

Tysons, VA (November 12, 2021)— Cvent Inc. (“Cvent”), a market-leading meetings, events, and hospitality technology provider and Dragoneer Growth Opportunities Corp. II (Nasdaq: DGNS) (“Dragoneer”), a special purpose acquisition company formed by an affiliate of Dragoneer Investment Group, LLC (“Dragoneer Investment Group”), today announced that Dragoneer’s registration statement on Form S-4 (as amended, the “Registration Statement”), in connection with the previously announced proposed business combination (the “Business Combination”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Dragoneer, Cvent and the Business Combination and can be found on the SEC’s website at https://www.sec.gov under the ticker “DGNS.”

Dragoneer is preparing to commence mailing of the definitive proxy statement and a notice of voting and instruction form or a proxy card related to the special meeting (“Special Meeting”) of Dragoneer’s stockholders of record as of the close of business on October 29, 2021 (the “Record Date”). The Special Meeting of stockholders and the vote to approve the business combination will be held on December 7, 2021, at 9:00 a.m., Eastern Time. If the proposals at the Special Meeting are approved, the business combination is expected to close on December 8, 2021, subject to the satisfaction of customary closing conditions.

Cvent’s common stock is expected to be listed on the Nasdaq Global Select Market under the ticker symbol “CVT”, following the close of the business combination.

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with more than 4,000 employees and 200,000 users worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. Cvent is headquartered in Tysons, Virginia, just outside of Washington D.C., and has additional offices around the world to support its growing global customer base. The comprehensive Cvent event marketing and management platform offers software solutions to event organizers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximize the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more group and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimize the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com, or connect with us on Facebook, Twitter or LinkedIn.

About Dragoneer Growth Opportunities Corp. II

Dragoneer Growth Opportunities Corp. II is a blank check company formed by an affiliate of Dragoneer Investment Group. Dragoneer Investment Group is a growth-oriented investment firm with over $21 billion in long-duration capital from many of the world’s leading endowments, foundations, sovereign wealth funds, and family offices. The firm has a history of partnering with management teams growing exceptional companies characterized by sustainable differentiation and superior economic models. The firm’s track record includes public and private investments across industries and geographies, with a particular focus on technology-enabled businesses. Dragoneer has been an investor in companies such as Airbnb, Alibaba, Atlassian, AppFolio, Bytedance, Ceridian, Chime, Datadog, Doordash, Duck Creek, PointClickCare, Procore, Slack, Samsara, ServiceTitan, Snowflake, Spotify, Uber, UiPath and others.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED

MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC on October 19, 2021, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Investor Relations

April Scee, ICR

April.Scee@icrinc.com

(646) 277-1219

Media Relations

Erica Stoltenberg

estoltenberg@cvent.com

(571) 378-6240